FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Translation of Immediate Report Filed with the Israeli Securities Authority on August 23, 2010

Elron Electronic Industries Ltd. ("the Company") (TASE: ELRN) today announced, further to its announcement on July 27, 2010 in relation to negotiations regarding the possibility of reaching a settlement to end a claim and a request to approve such claim as a class action against various defendants including the Company, described in Note 21A to the Company's Annual Financial Statements for the year ended December 31, 2009, that a settlement agreement has been signed in relation to these legal proceedings, in which the plaintiff agreed to withdraw from the proceedings, and some of the defendants, including the Company, agreed to pay the plaintiff a certain sum, of which the Company's part is immaterial. The settlement agreement is subject to the court's approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 24, 2010